September 13, 2024

VIA EDGAR TRANSMISSION

Seamus O’Brien, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655 (“Registrant”)

Dear Mr. O’Brien:

On July 9, 2024, the Registrant, on behalf of its proposed series, ABS Insights Emerging Markets Fund, filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on August 23, 2024, you provided comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

In connection with this response, we acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing: and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

General

Comment 1: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to similar disclosure appearing elsewhere in the Registration Statement. Furthermore, we note that portions of the Registration Statement are incomplete. Please complete all bracketed language and refresh the Table of Content prior to effectiveness.

Response: The Registrant has completed all missing information, confirmed all bracketed language, updated the Table of Contents, and updated all disclosures throughout the Registration Statement as applicable.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Seamus O’Brien, Esq. September 13, 2024 Page 2

Prospectus

Fee Table and Expense Example

Comment 2: Please provide a completed Fee Table and Expense Example. Please update the footnote regarding fee waivers and expense reimbursements and confirm that the fee waiver agreement will be in place for at least one year from the effectiveness of the Prospectus.

Response: The Registrant has amended its disclosures to include the following:

Shareholder Fees (fees paid directly from your investment)	Institutional Class	Super Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%	0.95%
Distribution and Service (12b-1) Fees	None	None
Other Expenses (1)	0.42%	0.28%
Acquired Fund Fees and Expenses (1)(2)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.38%	1.24%
Fee Waiver/Expense Reimbursement (~~2~~3)	(0.28)%	(0.28)%
Total Annual Fund Operating Expenses After Fee Waiver	1.10%	0.96%
(1)	Estimated for the current fiscal period.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange-traded funds (“ETFs”). The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Fund’s advisor has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until January 26, 2026 ~~2025~~ to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Fund’s advisor))) do not exceed 1.09%% and 0.95% of average daily net assets attributable to Institutional Class and Super Institutional Class shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees are waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing limits or limits in place at time of recoupment after the recoupment is taken into account. This agreement may be terminated by the Board of Trustees only on 60 days’ written notice to the Fund’s advisor.

Seamus O’Brien, Esq. September 13, 2024 Page 3

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
Institutional	$112	$409
Super Institutional	$198	$366

Comment 3: Please confirm whether the Fund will have any acquired fund fees and expenses. If so, please confirm whether acquired fund fees and expenses are included with “Other Expenses.”

Response: The Registrant refers to its response to Comment 2.

Principal Investment Strategies

Comment 4: Please provide clarifying/explanatory disclosure for “governmental or quasi-governmental entities of an emerging market” in an appropriate section of the Registration Statement.

Response: The Registrant has amended its Item 9 disclosures on page 6 of the Prospectus to state the following:

Securities considered to be economically tied to emerging market countries include, without limitation: . . . (4) a governmental entity (such as federal or local governments) or quasi-governmental entity (such as a transportation or healthcare agency that provides specific governmental services but without any governing authority) of an emerging market; . . .

Comment 5: Please reconcile the disclosure in the third paragraph of the section under the heading “Principal Investment Strategies” defining “equity-related instruments” for purposes of the Fund’s 80% policy with the disclosure in the first paragraph of the same section that the Fund invests at least 80% of its net assets “in equity securities of emerging markets companies.”

Seamus O’Brien, Esq. September 13, 2024 Page 4

Response: The Registrant has amended the disclosure of the Fund’s 80% policy to state as follows:

The Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity-related instruments ~~securities~~ of emerging markets companies.

Comment 6: In the last sentence of the last paragraph of the section under the heading “Principal Investment Strategies,” please clarify how the Index can be used as a guideline for country, sector, market cap, style and position size diversification.

Response: The Registrant has amended its disclosures to state the following:

The Advisor manages multiple portfolios focused on emerging markets. To achieve the Fund’s investment objective, the Advisor employs a systematic process that ranks the stocks of these portfolios in order of the most heavily traded stock positions by country relative to the MSCI Emerging Markets Index (the “Index”). Securities are selected for the Fund based on these relative rankings. The Advisor aims for the Fund’s ~~uses the Index as a guideline for~~ country, sector, market cap, style, and position size diversification to reflect that of the Index.

Advisor’s Prior Related Performance Information

Comment 7: The following comments relate to the disclosure of the advisor’s prior related performance:

(a)	For open end funds, prior performance information may not be included in the summary prospectus or in the risk return summary of the prospectus. Only information required or permitted by Items 2 through 8 of Form N-1A may be included in either the summary prospectus or the risk return summary of the prospectus.

(b)	In the first sentence of the disclosure, please disclose that the Related Fund has substantially similar investment objectives, policies and investment strategies rather than stating that the related fund “us[es] the same strategies as the Fund.”

(c)	Please add disclosure that the performance information includes all accounts that are substantially similar to the Fund managed by the advisor.

(d)	The disclosure indicates that the performance information is “shown gross and net of management fees and other operating expenses,” but only one set of data is provided. Please make sure that net numbers have greater prominence than gross numbers.

Seamus O’Brien, Esq. September 13, 2024 Page 5
(e)	The disclosure indicates that the performance is shown “for separate accounts” but does not include data for any separately managed accounts. Please reconcile.

(f)	Please confirm that the advisor has the records necessary to support the calculation of the Related Fund’s performance as required Rule 204-2(a)(16) of the Investment Advisors Act of 1940, as amended.

(g)	Prior performance must present the average annual total returns for the 1-year, 5-year and 10-years of operations (or since inception if less than 10 years). Performance may include additional years (i.e., 3-year) so long as the 1-year, 5-year and 10-yeare figures are presented.

Response: The Registrant has moved its discussion of the Advisor’s Prior Related Performance Information to its Item 9 disclosures immediately after its disclosure of Principal Investment Risks and confirms that the advisor has maintained all the records necessary to support the calculation of the Related Funds’ performance. The Registrant has amended its disclosures to state the following:

Advisor’s Prior Related Performance Information: The Advisor is responsible for managing ~~a~~ two related funds using substantially the same investment objective, policies and investment strategies as the Fund (the “Related Funds”). The Advisor has full discretionary authority over the selection of investments for the Related Funds and intends to use substantially the same goals and style of investment management in managing the Fund. The Related Funds are the only accounts managed by the Advisor with ~~The Fund has~~ substantially the same investment objective, policies and strategies as the ~~Related~~ Fund.

The information for the Related Funds is provided to show the past performance as measured against the specified benchmark index and is shown gross and net of management fees and other operating expenses, including any sales loads~~, for separate accounts and gross and net of management fees and other operating expenses, including any sales loads, for private funds~~. The Related Funds had lower total expenses that the Fund. Accordingly, the performance shown below would have been lower if such Related Funds had the Fund’s expense structure. The performance of the Related Funds do~~es~~ not represent the historical performance of the Fund and should not be considered indicative of future performance of the Fund. In addition, the Related Funds are ~~is~~ not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected the performance of the Related Funds during the periods shown.

Seamus O’Brien, Esq. September 13, 2024 Page 6

Average Annual Total Returns

(as of August 30, 2024)

	1-Year	5-Year	Since 4/1/18[1]
Related Fund 1 (Net of fees)	10.27%	6.66%	2.82%
Related Fund 1 (Gross of fees)	10.98%	7.35%	3.49%
MSCI Emerging Markets Index[3]	15.07%	4.79%	1.58%

	1-Year	Since 7/19/23[2]
Related Fund 2 (Net of fees)	11.31%	7.08%
Related Fund 1 (Gross of fees)	12.19%	7.93%
MSCI Emerging Markets Index[3]	15.07%	9.29%

Average Annual Total Returns

For Calendar Year/Period Ended December 31

	2023	2022	2021	2020	2019	2018[1]
Related Fund 1 (Net of fees)	11.53%	(22.00)%	7.05%	23.26%	16.68%	(16.45)%
Related Fund 1 (Gross of fees)	12.25%	(21.47)%	7.74%	24.04%	17.42%	(16.04)%
MSCI Emerging Markets Index[3]	9.83%	(20.09)%	(2.54)%	18.30%	18.42%	(15.76)%

2023[2]
Related Fund 1 (Net of fees)	1.40%
Related Fund 1 (Gross of fees)	1.81%
MSCI Emerging Markets Index[3]	1.25%

Seamus O’Brien, Esq. September 13, 2024 Page 7

1 Related Fund 1 commenced operations on April 1, 2018.

2 Related Fund 2 commenced operations on July 19, 2023.

3 The MSCI Emerging Markets Index captures large and mid-cap representation across 24 emerging markets countries. With 1,330 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. Emerging market countries include Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser